
SingTel




05008095

9 May 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America



SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 2 May 2005 to 6 May 2005.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

Lim Li Ching (Ms)
Assistant General Counsel

Encs

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2005 12:43:12
Announcement No.	00020

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Results for the Fourth Quarter and Year Ended 31 March 2005 - Financial Results Presentation
Description	Attached is the financial results presentation, for the fourth quarter and year ended 31 March 2005, with the speaking notes in relation to the "Investor Presentation (with audio)" that is available on SingTel's website.
Attachments:	4thqtr-slidesnotes.pdf Total size = **930K** (2048K size limit recommended)



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Jennifer Lim Lay Khim

From:	ASX.Online@asx.com.au
Sent:	Thursday, May 05, 2005 12:58 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



228438.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 228438 as follows: Release Time: 05-May-2005 14:57:30 ASX Code: SGT File Name: 228438.pdf Your Announcement Title: Presentation for SingTel Results for 4th Qtr & Yr ended 31

Financial results presentation

FY05: year ended 31st March 2005
Q4 FY05: quarter ended 31st March 2005

5th May 2005

Company registration number : 199201624D


SingTel

- Full speaking notes version (for webcast recording).

- Selection of key slides to present for Investor Meetings & Roadshow

Group - slides 4,5, 7
SingTel - slides 9, 10, 11
Optus - slides 16 - 21 (do OB/CMM quickly)
Associates - slide 23, 25
Cashflow & Balance sheet - slide 27, 29
Outlook - slide 31 - 35

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


SingTel

Asia Pacific's Best Communications Group

Lee Hsien Yang

President & Chief Executive Officer




SingTel

- Thank you for joining us at this presentation - of SingTel's results for the twelve months ended March 2005.
- **I am delighted to report – that our results for the year – have generally met or exceeded –commitments we made to shareholders - twelve months ago.**
- **As a result – we will be recommending a higher ordinary dividend - as well as a substantial special dividend.**

[PAUSE]

- The presentation will also focus – on trends for the most recent quarter to March 2005 – and set targets for the new financial year ending March 2006.


FY05: commitments met and dividend increased
➢ Underlying NPAT S$3.1bn1 – underlying EPS growth 26%
SingTel – cash flow engine
Operating revenue in line with FY04
S$4bn
Free cash flow2
S$1.5bn
Optus – challenger focused on returns
EBITDA margin
31%
Underlying NPAT
A$648m
Regional mobile – earnings driver
Regional mobile customers up
42%
Regional mobile earnings up3
28%
Generous payout to shareholders
Ordinary dividend up 25%
8.0¢
Special dividend
5.0¢
1. Excluding goodwill, exceptionals, Belgacom's net contribution and FX on interco loan
2. Operating cash less cash capex
3. Before exceptionals

- **For the year ended March 2005 – underlying NPAT was $3.1bn.**
- **Underlying eps growth was 26%** - following completion of the capital reduction exercise

[PAUSE]

- **In Singapore – operating revenues for the twelve months – were in line with the previous year**
- **Free cash flow remained strong – at S$1.5bn.**

[PAUSE]

- **Over the past three years – Optus has executed a dramatic turnaround.**
- **EBITDA margins have expanded to 31% - and Optus has delivered underlying NPAT of A$648m.**
- It is now making a healthy contribution to group earnings - and cash flows.

[PAUSE]

- **Regional mobile customers continued their rapid growth - increasing by 42%**
- Pre-tax earnings before exceptionals - grew by 28%

[PAUSE]

- With strong profit and cash flow growth **– the Board will recommend an ordinary dividend of 8¢ per share – 25% higher than last year.**
- This reflects strong earnings and cashflow growth – and our confidence in the future.
- We will also be seeking approval **- for a special dividend of 5 cents per share**

Gross dividend totals S$2.2bn

➢Third largest annual distribution since IPO

Combined dividend per share (gross) ➢ 8.0¢ ordinary + 5.0¢ special **13.0¢**

Proportionate EBITDA outside Singapore[2] **67%**



S$3bn capital reduction
Special dividends following IDA compensation payments
Shareholder payout - S$bn[1]
2.7
2.1
4.1
2.2
S$832m special dividend
S$1,331m ordinary dividend
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005



Others 2%
SingTel 33%
Optus 38%
Regional Mobile 27%

[1] Dividends shown gross

[2] Based on three months to Mar 05

SingTel

- The combined gross dividend – totals S$2.2bn – or 13 cents per share
- **This is our third largest annual distribution** – after returning to shareholders the proceeds of our Belgacom disposal in 2004 – and regulatory compensation payments in 2000
- Based on our closing share price on Tuesday 3 May – **our dividend yield is 5%**

[PAUSE]

- The ordinary dividend totals S$1.3bn – representing a 43% payout ratio – on higher earnings
- The special dividend exceeds S$800m – and balances our desire for an efficient balance sheet – with financial flexibility to make further investments
- These amounts are calculated on a gross basis – including tax credits

[PAUSE]

- The strong operating performance – has been driven by international expansion.
- This pie chart shows – that **operations outside Singapore - now contribute two-thirds of proportionate EBITDA.**
- On a revenue basis – over 70% was from outside Singapore.

Note: share price at Tue 3 May S$2.59
13¢ represents yield of 5%

FY04 dividend 6.4 cents = 40% payout ratio

Group FY05: underlying NPAT S$3.1bn[2] – up 22%

➢ underlying EPS 18 cents[2] – up 26%

Statutory results S$m	FY 05	FY 04	% increase/ (decrease)
Operating revenue	12,617	11,995	5%
Operational EBITDA	4,662	4,288	9%
Operational EBITDA margin	36.9%	35.7%	N/M
Associates - excluding Belgacom and EI	1,252	974	29%
EBITDA[1]	6,259	5,745	9%
NPAT	3,268	4,485	(27%)
NPAT – underlying[2]	3,060	2,517	22%
Earnings per share – underlying[2]	17.8 cents	14.1 cents	26%

[1] Operational EBITDA+IDA compensation+share of results of associates
[2] Excluding goodwill, exceptionals, Belgacom's net contribution and FX on interco loan


SingTel

- Let's take a look at the results in more detail – starting with the Group numbers for the financial year as a whole.
- **Underlying earnings - increased by 22%**
- Growth in underlying earnings per share - was **higher at 26%**
- This reflects six month's impact of the capital reduction – which cancelled one in fourteen shares.

[PAUSE]

- Group revenue was up 5% - and operational EBITDA was up 9%.
- Associates earnings growth was 29% - after adjusting for Belgacom and exceptionals

Note: Impact of FX on underlying earnings –FY05

- Impact of weaker Rupiah partly offset by stronger A$ -net small negative impact.
- Based on constant FX rate – underlying earnings growth would be 23% (instead of 22% based on actual FX rate)

NPAT Adjustments	FY05	FY04
Amortisation of goodwill	-	655
Exceptional items	(149)	(2,541)
Adjustment to goodwill	333	-
Belgacom's contribution	-	223
Tax credit for Optus' tax losses	(381)	-
Exceptional tax	-	(83)
Exchange difference	(12)	(222)

Group Q4 FY05: underlying NPAT S$881m – up 40%

➢ 50% underlying EPS growth – including S$149m deferred tax benefit

Statutory results S$m	3 months to Mar 05	3 months to Mar 04	% increase/ (decrease)
Operating revenue	3,247	3,164	3%
Operational EBITDA	1,198	1,107	8%
Operational EBITDA margin	36.9%	35.0%	N/M
Associates - excluding Belgacom and EI	317	268	18%
EBITDA[1]	1,606	1,557	3%
NPAT	1,043	1,961	(47%)
NPAT – underlying[2]	881	632	40%
Earnings per share – underlying[2]	5.3 cents	3.5 cents	50%

[1] Operational EBITDA+IDA compensation+share of results of associates
[2] Excluding goodwill, exceptionals, Belgacom's net contribution and FX on interco loan


SingTel

- **For the fourth quarter – Group underlying earnings increased by 40% - to $881m.**
- **Underlying earnings per share growth was 50%** - reflecting a 7% decline in average shares on issue.
- This includes a S$149 million deferred tax benefit – relating to Australian tax deductions on interest expense incurred for the Optus acquisition.
- Compared to the same quarter a year ago – both the Indonesian Rupiah and Australian dollar were weaker.
- The net impact of currency movements – was to cause a slight reduction – in fourth quarter underlying growth

[PAUSE]

- Underlying earnings exclude non-recurring items – as explained on page 3 of our MD&A.
- In the fourth quarter – we reported exceptional gains exceeding S$100m – arising from property disposals and Intelsat – offset by the accounting impact of Globe buyback.
- We also recognised an exceptional credit - relating to Optus tax losses that existed before the acquisition by SingTel.
- Accordingly – there is an offsetting reduction in the carrying value of Optus goodwill

---

Note: Impact of FX on underlying earnings –Q4 FY05

- A$1.27 - 2% weaker (vs A$1.30 for Q4FY04)
- All of the regional currencies weakened with the exception of the Indian Rupee which was stable.
- Based on constant FX rate – underlying earnings growth would be 43% (instead of 40% based on actual FX rate)

NPAT Adjustments	Q4 FY05	Q4 FY04
Amortisation of goodwill	-	166
Exceptional items	(108)	(1,673)
Adjustment to goodwill	333	-
Belgacom's contribution	-	261
Tax credit for Optus' tax losses	(381)	-
Exceptional tax	-	(83)

Underlying NPAT growth at Q4

- Reported = 40%
- Excl S$149m tax credit = 16%


SingTel
SingTel

• Now we'll take a look at the performance – of each part of the Group

SingTel FY05: strong free cash flow[1]


FY05 targets
FY05 outcome
Operating revenue comparable to FY04
FY05 revenues in line with FY04
S$4.0bn
Maintain operational EBITDA margins around 50%
Tight cost controls offset impact of mix changes
49.2%
Monitor economic outlook and adjust capex accordingly
Capex:revenue ratio
➢ cash capex S$419m
10%
Free cash flow[1] ca. S$1.4bn
Outperformance
S$1.5bn

[1] Operating cash less cash capex


SingTel

- **The Singapore business – met or exceeded its objectives – for the year as a whole.**
- **Revenues of S$4bn were in line with the previous year** – thanks to a top line trend which improved steadily with each quarter's results
- We targeted operational EBITDA margins around 50% - and delivered 49% - despite the impact of changes to the revenue mix
- Capex was $419m - or 10% of revenue.
- **Free cash flow was $1.5bn.**

[PAUSE]

- To examine trends in more detail - let's look at the most recent quarter.

SingTel Q4 FY05: revenue up 4%

➢ Margins impacted by seasonal revenue mix

Statutory results S$m	3 months to Mar 05	3 months to Mar 04	% change
Operating revenue	1,063	1,025	3.7%
Operating expenses	(582)	(576)	1.0%
Operational EBITDA	488	461	5.8%
Operational EBITDA margin	45.9%	45.0%	
- SingTel ex NCS	54.4%	51.4%	
- NCS (IT services)	11.3%	12.5%	

Full year margins	12 months to Mar 05	12 months to Mar 04
Operational EBITDA margin	49.2%	49.6%
- SingTel ex NCS	55.8%	55.4%
- NCS (IT services)	12.6%	11.5%


SingTel

- **The fourth quarter - shows Singapore top line trends – continuing to improve**
- **Revenues increased by 4%** - with strong growth in data – and IT services.

[PAUSE]

- The operational EBITDA margin - for the Singapore business as a whole – was 46%.
- IT revenues typically have a seasonal peak in the fourth quarter – and this dilutes overall margins
- To demonstrate trends in our telecoms business – we are now disclosing margins for SingTel excluding NCS – our IT services business
- **The telecoms margins was 54% in Q4**

[PAUSE]

- NCS fourth quarter margins were 11%
- Because of modest capex requirements – IT services can generate attractive returns – at lower margins than the telecoms business.

[PAUSE]

- On a full year basis – margins improved for both the telecoms business – and IT
- The overall margin declined slightly to 49.2% - reflecting a higher proportion of IT services – in the revenue mix

---

	Q4				Q3	
Margins	FY05	FY04	FY03	FY02	FY05	FY04
Overall	46%	45%	46%	51%	50%	52%
Telecom	54%	51%	53%	54%	56%	57%
IT	11%	13%	14%	26%	15%	10%

GDP forecast	1Q 2005[2]	2005
Average of 6 banks[1]	-	**4.1%**
Sing Government	2.4%	3 - 5%

1. Citigroup//UBS/ Bank of America/ OCBC/DBS/Nomura
2. Flash estimate

SingTel Q4 FY05: revenue growth driven by IT and data

Strong growth in IT services
>Telecoms revenue stabilising **26%**

Data and internet revenues up **7%**



Total Singapore revenues S$m[1]
1200
1000
800
0
1,076
1,025
1,063
IT Svc
Tel Rev
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05



Data & Internet revenues S$m
274
279
299
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05



SingTel

[1] Excluding SingPost & Yellow Pages

- **Data and IT revenue growth – helped drive the improving top line trend.**
- The **bar graph** on the left – shows SingTel revenues – split between telecoms and IT services
- IT services grew strongly in the fourth quarter – by 26%.
- **Telecoms revenues – continued their stabilising trend.**

[PAUSE]

- The graph on the right – shows how data and internet revenues - have rebounded – **with a 7% increase in the March quarter**
- The main driver - was a 19% increase in broadband revenue.
- Local leased circuit revenues were stable – and ILC revenues grew by 6%.

SingTel DSL	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05
Share of adds	50%	42%	25%	43%	36%
Mkt share	61%	60%	58%	57%	56%


SingTel Q4 FY05: mobile & int'l telephone
Mobile
International telephone
Total customers
3%
Outgoing minutes[1]
9%
Q4 postpaid net adds
> over 5,000 3G
14K
Int'l tel revenue
12%
Postpaid churn
1.1%
Data as % ARPU
21%
Outpayment costs
35%
Mobile revenue
1%
Gross margin improves
> vs 60% Q4 FY04
70%
[1] Excluding Malaysia


SingTel

- In mobile - we have been more aggressive – to ensure we retain market leadership
- **Total customers increased by 3%** - compared to last year.
- We added 14,000 postpaid customers in the quarter – including over 5,000 on our 3G services - stabilising our market share at 43%.
- Churn was 1.1% - and data increased to 21% of ARPU – both are best-in-class levels
- Overall - mobile revenue fell slightly by 1%

[PAUSE]

- International outgoing minutes fell by 9% - driving a 12% decline in revenues
- However – we achieved significant reductions in outpayment costs – and our **gross margins improved to 70%**

SingTel Q4 FY05: national telephone

➢ 6% revenue decline caused by lower traffic volumes

SingTel local tariffs low by int'l standards — US$8[1]

SingTel DEL market share ➢ lines down 2% — 99%



Residential DEL price (USD per line per mth)[2]
8
12
14
36
41
43
SingTel[3]
PT Telkom
HKT
Verizon
Telstra
BT
National tel revenue S$m
1.94m
1.92m
1.88m
1.84m
No. of lines
138
138
133
125
6% rev decline
Q4 FY02
Q4 FY03
Q4 FY04
Q4 FY05

[1] SingTel residential ARPU (S$15)
[2] ARPU per line per month based on overseas carriers tariffs and typical Singapore residential *customer usage*
[3] Based on three months to Mar 2005 for SingTel; all others based on three months to Dec 2004



SingTel

- National telephone revenues fell 6%
- Increasing use of broadband and mobile – has reduced dial up and voice traffic.

[PAUSE]

- **At just US$8 per month – Singapore local residential tariffs – are among the lowest in the world**
- With these low tariffs - competition is limited – and lines declined by just 2% - preserving our 99% market share.

Note: this ARPU is "blended" ie residential + business. Graph shows residential ARPU

DEL drivers	Q4FY04	Q4FY05	Change
Internet ('B units)	1.5	0..8	-49%
Voices ('B units)	4.1	4.2	+3%
Total ('B units)	5.6	5.0	-11%
Traffic Revenue (S$ m)	39.5	34.4	-13%
Line rental (S$ m)	48.1	47.2	-2%
DEL working lines ('000)	1,880	1,844	-2%

SingTel: Q4 costs and FY05 cashflow


Q4 Operating costs
1%


Staff costs
1%


Selling & admin expenses
> include bad debt write back
Flat


Traffic expenses
19%


Cost of sales
21%

Free cash flow[1] S$1.5bn

S$m	FY05	FY04
Operating cash flow	1,937	1,957
SingPost special & Belgacom div	-	381
Other dividends	355	299
Tax	(347)	(418)
Op. cash before interest	1,945	2,219
Cash capex	(419)	(293)
Free cash flow[1]	1,526	1,926
Free cash flow[1] - excl dividends	*1,171*	*1,246*
Cash capex as % revenue	10%	7%


SingTel

[1] Operating cash less cash capex

- **We continue to manage costs very carefully.**
- In the fourth quarter operating expenses increased by just 1% - more slowly than revenue.

[PAUSE]

- Staff cost declined by 1%
- Staff numbers fell by 1% - and revenue per staff member increased 5%.
- Selling and admin expenses were flat with - higher subscriber acquisition and retention costs – partially offset by a write back for provisions of doubtful debts - which are no longer required.
- Traffic expenses decreased by 19% - mainly due to lower outpayment rates.
- Cost of sales increased by 21% - mainly due to higher IT and equipment revenue.

[PAUSE]

- Our Singapore business – is the cashflow engine for the group
- **The full year free cashflow was S$1.5bn.**
- In the previous year – we benefited from a SingPost special dividend – and Belgacom dividends – together totalling S$381m.

SingTel margins excluding impact of bad debt write back:

	Q4 FY04	Q4 FY05
Telecom margins	51.4%	54.4%
Bad debt write back	-	S$14m
Adjusted telecom margins	51.4%	52.7%


Optus
SingTel

- Let me now turn to Optus


Optus FY05: underlying NPAT A$648m – up 39%1
FY05 targets
FY05 outcome
Grow revenue at around twice the rate of the sector as a whole2
Revenue A$6.9bn
> growth ca 1.5 times market
9%
Double digit operational EBITDA growth2
Op EBITDA A$2.2bn
16%
Expand margins
Op EBITDA margin
> FY04 29.3%2
31.1%
Cash capex A$800 – 850m
Capex:revenue ratio 12%
A$811m
Free cashflow3 to exceed A$1bn
Free cash flow up 12%
A$1.2bn
1. Excluding amortisation of goodwill, EI and exceptional tax items
2. Excluding C1 launch revenues in FY04
3. Operating cash less cash capex


SingTel

- **Optus has met - most of the specific financial targets that we set twelve months ago – despite intense competition in the mobile and corporate market segments.**
- **Underlying NPAT was A$648m – up 39%**
- **Revenues for the year grew by 9%** – excluding the previous year's C1 defence contract.
- This is around 1.5 times the rate – of the market as a whole
- **Margins have continued to expand – to 31%.**
- **Operational EBITDA for the year increased by 16% - again excluding C1**
- Capex was A$811m – in line with recent guidance
- **Free cash flow grew by 12% - to A$1.2bn**

[PAUSE]

Note (Q&A): Estimates of Australian telco market growth	Yr to Jun05**	Yr to Jun06
Estimated at	**Apr 05**	**Apr05**
Citigroup	4.5%	3.5%
JP Morgan	7%	4.5%*
Merrill Lynch	6.5%	4.3%
Morgan Stanley		3-4%
UBS	5.4%	
Average	**5.9%**	**4.0%**
Telstra (Ziggy – Apr05 'lower end of 4-5% range')	4%	NA
Optus estimate of market growth for FY05 = ca. 6%		
Citigroup estimate at Apr04 for Jun05 growth was 4.5%		
*JP Morgan CAGR to FY08		

Optus Q4 FY05: 12% EBITDA growth

➢ slower revenue growth compensated by strong margin performance

Sequential comparison	3 mths to Mar05	3 mths to Mar04[1]	% Increase
Operating revenue	1,718	1,648	4.2%
Operating costs	1,159	1,157	0.2%
Operational EBITDA	559	498	12.1%
Op EBITDA margin	32.5%	30.2%	N/M
Underlying NPAT[2]	166	125	33%
NPAT	594	148	N/M

Revenue growth impacted by mobile termination rates ➢ 5.6% growth at constant rates

Costs flat including 33% decline in mobile unit SAC's

Sharp rise in Q4 FY05 margins y-o-y

1. Excluding C1 launch revenues
2. Excluding exceptional tax credits, other EI and goodwill amortisation


SingTel

• Let's look at the most recent quarter – to examine trends in more detail

• **EBITDA continued to grow at double digit levels**

• Slower revenue growth – was compensated by a strong margin performance

[PAUSE]

• Fourth quarter revenue growth slowed to 4%

• Consistent with guidance given at the third quarter - the primary driver was lower mobile termination rates

• **If these rates had not been reduced – fourth quarter growth would have been higher – at 6%**

[PAUSE]

• We had anticipated this slowdown - and kept a tight rein on costs

• **Fourth quarter margins rose sharply – to 32.5%**

• Costs were held flat – including a 33% decline in acquisition costs per mobile subscriber

[PAUSE]

• Underlying NPAT grew by 33% in the quarter

• This was before recognising over A$400m of deferred tax assets – which arose before the SingTel acquisition – and hence at the Group level are offset by adjustments to goodwill

Q&A: Slowdown in ex C1 growth Q3 to Q4 = 3.6% points – termination rates largest single factor	
Mobile	
➢ termination rates	1.4%
➢ prepaid slowdown & caps	0.7%
	2.1%
OB/OW	
➢ OW inc transit	0.7%
➢ satellite (C1)	0.5%
[illegible]	[illegible]

Optus Q4 FY05: mobile termination rates impact top line

Revenue growth ex C1	Q4FY05 vs Q4FY04	Q3FY05 vs Q3FY04	Reasons for slower Q4 FY05 revenue growth
Optus total	**4.2%**	**7.8%**	• 1.4% points of overall slowdown driven by mobile termination rates
• excl. reduction in termination rates	5.6%	7.8%	• Conservative accounting using 14% rate reduction proposed by ACCC
Mobile revenue	**6.9%**	**10.9%**	• 2.6% points of mobile slowdown driven by lower termination rates • Impact of caps on post paid ARPU • Slower prepaid subscriber growth
OB/OW revenue	**1.1%**	**7.6%**	• Voice impacted by price pressures and fewer business days • One-off slowdown in satellite growth • Wholesale impacted by completion of low margin business
CMM	**0.3%**	**-0.1%**	• Trends broadly consistent with Q3


SingTel

• Optus revenue growth slowed from 8% to 4% in the fourth quarter

• While this slowdown is disappointing – it was driven by identifiable market and company specific factors – most of which had been flagged in earlier preiods

[PAUSE]

• **The 14% rate reduction – in lower mobile termination rates – caused a 1.4% decline in Optus total revenues**

• We have accounted for incoming revenues on a conservative basis – using the lower terminating rates proposed by the regulator

[PAUSE]

• Also impacting mobile – but to a lesser extent – were the impact of capped plans on postpaid ARPU - and a slowdown in prepaid growth

• Underlying net adds in the fourth quarter – were lower than the same period last year

[PAUSE]

• In Optus Business and Wholesale – voice revenues were impacted by price pressures – and fewer business days than the same quarter last year

• Satellite revenue growth slowed – since the fourth quarter last year - had the full benefit of C1 revenues

• Finally – Wholesale revenues declined – impacted by the completion of some low margin domestic transit business

Optus Mobile Q4 FY05: EBITDA up 19%

➢ EBITDA margin increases to 42%

Mobile revenues up 10%
➢ excl termination revenues


7%
887
948
Equip
62%
71
115
Outgoing
4%
634
658
Incoming
4%
182
176
Mobile revenue A$m
Q4 FY04
Q4 FY05

Optus Mobile – growth drivers

Business revenue growth 8%

Data as % of ARPU 17%

Underlying net adds 88k
➢ focus on profitabiliy

Subscriber growth impacted by 369k prepaid adjustment 7%


SingTel

- **Optus Mobile delivered 19% EBITDA growth in the quarter**
- **Margins improved to 42%** – including the impact of lower subscriber acquisition costs
- The majority of SACs relate to postpaid – where we reduced subsidies on traditional plans – and benefited from the lower subsidies on capped plans

[PAUSE]

- **Mobile outgoing and equipment revenues grew by 10%**
- Incoming revenue declined by 4% – and reduced overall mobile revenue growth to 7%

[PAUSE]

- Optus Mobile – is using three strategies to drive growth
- **Firstly – by growing share in the business mobile market – with revenues up 8%**
- **Secondly – Optus is stimulating data revenues – which grew to 17% of ARPU**
- Last week – Optus unveiled its 3G network in Canberra – ahead of a commercial launch in major cities – later in 2005

[PAUSE]

- **The third strategy – is to leverage our traditional strength in the consumer segment**
- Competition has been intense – and Optus has focused on profitability – as opposed to subscriber growth
- Underlying net adds of 88,000 - were below the same quarter last year
- Including a one off adjustment to the pre-paid base - fourth quarter subscriber growth was 7%
- *Optus will continue to strike a balance between subscriber growth – and profitability – in the consumer mobile segment*

[PAUSE]

- Conditions are challenging in the Australian mobile market – but the power of the Optus consumer franchise – and the hard won benefits of scale - will drive long term success

Note (Q&A) - JP Morgan estimates (Apr05): 14.6% Mobile mkt growth in Mar05 qtr (vs 7% for Optus)

Telstra Mar05 qtr: mobile outgoing 7.6%; outgoing + equip 7.6%; outgoing + equip + incoming 3.9% (vs 7% for Optus)

Sequential trends	Mar 05	%	Comment	Dec '04	%	Sep '04	%
Net adds - Optus	88	16%	**Underlying pre adjustment**	283k	34%	198k	48%
Net adds – Telstra	76	14%	Reported	250k	30%	61k	15%
Net adds – Vodafone	240	44%	Optus estimate (Voda report 24 May)	156k	19%	58k	14%
Net adds – Orange	50	9%	Optus estimate (HTA report not til Aug 05)	40k	5%	27k	7%
[illegible]	[illegible]	17%	Optus estimate	100k	12%	70k	17%

Optus Business & Wholesale: gaining share

➢ EBITDA margin 27%

Optus Business & Wholesale revenue ↑ 1%



UeComm
A$398m
A$402m
A$16m
OB[1]
Flat
OW
9%
Q4 FY04
Q4 FY05

OB revenues[2] up ↑ 6%
- ➢ Despite competitive market & 5% fewer business days

Voice
- A$103m

Minutes ↓ 1% | Revenue ↓ 11%

Data & IP rev
- A$104m

↑ 23%[2] | ↑ 5% ex Uecomm

Satellite revenue
- A$55m

↑ 5%

[1] excluding Uecomm

[2] including A$16m revenue from UeComm and excluding C1 launch revenues



SingTel

- Optus Business and Wholesale continues to gain market share – and delivered margins of 27%
- **Overall revenues were modestly positive**
- New UeComm revenues – were offset by a 9% decline in Wholesale - after the completion of some one-off low margin transit business

[PAUSE]

- Including UeComm – Optus Business revenues grew by 6% - despite intense competition – and fewer business days in the quarter – than last year
- **OB voice minutes were flat - in a quarter where the incumbent's fixed voice minutes declined steeply**
- Factoring in price declines - revenues fell by 11%
- **Data & IP excluding UeComm – grew by 5% - again demonstrating growth in market share**
- Satellite revenues also increased by 5%
- Previous quarters – had benefited from C1 transponder revenues – which began in late 2003
- *Optus plans to launch the first of its D series satellites in early 2006 – which will replace an older platform – and provide additional capacity for growth*

[PAUSE]

- OB continues to win new customers – including TOLL – and further contracts awarded by the Victorian State govt
- **Given difficult market conditions - this is a credible result**

[PAUSE]

Telstra Mar05 vs Optus Business Mar05 proxy comparison

Telstra	Mar05 qtr	Mar04 qtr	% change	Optus	Mar05 qtr	Mar04 qtr	% change
Specialised data	234	258	-9.3%	Satellite	55	52	5
Internet direct & IP solutions	83	64	30%	Prof serv	28	22	27
Total proxy for Data & IP	317	322	-1.6%	Data & IP ex Ue	88	84	5
PSTN	1,873	1,968	-4.8%	OB Voice	103	116	-11
Business & Govt^	2,418	2,366	2.2%	Total OB ex C1 ex Uecomm	274	274	-
				Uecomm	15.5	-	

Uecomm

	Mar05 qtr	Dec04 qtr
Revenue	15.5	19.8
EBITDA	NA	7.4
Margin	NA	37%
Capex	5.7	5.2

Uecomm provides broadband data services to

Optus Consumer: FY05 free cash flow A$119m[1]

➢ Overall revenue flat – strong broadband offset by weakness in traditional products

Broadband revenues up 68%



Broadband customers '000s
35
52
56
63
355k
144
227
128
DSL
Cable modem
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

Offnet voice customers grow 12%

Voice revenue 2.5%
➢ 74% of Consumer revenue

Dial up revenue 23%   TV revenue 10%

Offnet bundling rate up 48%
➢ Mar 04: 40%

EBITDA margin 13%



[1] CMM operational EBITDA less cash capex

- **Optus Consumer generated A$119m free cash flow for the year as a whole – up 17%**
- Fourth quarter revenues were flat – with broadband growth - offset by declines in traditional products

[PAUSE]

- Broadband revenues grew 68% - thanks to 63,000 new customers
- **Retail broadband market share now exceeds 20%**

[PAUSE]

- Offnet customer grew by 12% – but after usage declines – total fixed voice revenues fell by 2.5%
- Dial up revenues fell 23% - impacted by broadband substitution – and TV customers also declined
- Starting later in 2005 – Optus will have the flexibility – to offer Digital TV services

[PAUSE]

- **Bundling rates improved – with almost 50% of offnet voice customers - taking Optus Internet**
- **Optus is steadily building scale – in offnet voice and broadband**
- *Once we complete regulatory negotiations – Optus will use ULL – to carry more traffic on its own network*
- *This has the potential - to improve offnet margins – after an initial phase – of start up costs*
- The March quarter EBITDA margin was 13%

---

* *CMM Retail Broadband share 21% - market defined as Telstra + Optus HFC*

B'band qtrly net adds	Mar05		Dec04		Sep04		Jun04		Mar04	
('000s)	Adds	Share	Adds	Share	Adds	Share	Adds	Share	Adds	Share
B'band Telstra retail	101	37%	84	39%	109	44%	87	43%	50	41%
B'band Optus retail	63	23%	56	26%	53	21%	35	17%	16	13%
Voice revenues ($m)	$	YoY growth	$	YoY growth	$	YoY growth	$	YoY growth	$	YoY growth
Telstra PSTN	1,873	-5%	1,977	Na	1,995	-1.0%	1,969	0.7%	1,968	0.0%
[illegible]	279	-3%	287	-2%	287	0.7%	286	8%	286.5	12%

Associates and joint ventures




bharti


GLOBE
TELECOM


Singapore
POST


TELKOMSEL

SingTel

Our associates and joint ventures – continue to perform well

Associates FY05: NPAT S$945m

Regional mobile earnings – FY05 vs FY04 ↑ 28%

Regional mobile dividends – FY05 vs FY04 ↑ 36%

Associates PBT S$m	FY05	FY04	%
Regional Moblie	1,185	927	28%
SingPost	44	41	6%
Others	23	6	N/M
Ordinary results	**1,252**	**974**	**29%**
Exceptional results	8	(64)	N/M
Belgacom	-	210	N/M
Total	**1,260**	**1,120**	**13%**



Assoc dividends (S$m)
299
355
Others
Regional mobile
FY04 1
FY05

[1] Excludes S$200m SingPost special dividend and S$181m Belgacom dividend in FY04



SingTel

- Associates contributed S$945m to the Group NPAT for the year – with strong underlying earnings and dividend growth.
- **Regional mobile was the main driver – with a 28% increase pre-tax earnings.**

[PAUSE]

- We received dividends totalling S$355m
- **Regional Mobile generates the majority of our dividends – growing at 36% - with higher contributions from AIS, Globe and Telkomsel.**

Note: regional mobile contribution of 49% to Group FY05 earnings growth impacted by STAI tax credit

NPAT growth	FY05 vs FY04 (S$m)
Underlying	543
Regional Mobile	264= 49%

Regional mobile subscribers up 42%

AIS mobile customers 12%



(mil)
13.9m
15.5m
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05

Telkomsel mobile customers 66%



(mil)
10.7m
17.9m
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05

Globe mobile customers 42%



(mil)
9.1m
12.9m
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05

Bharti mobile customers 69%



(mil)
6.5m
11.0 m
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05

- **The aggregate subscriber base – for our regional mobile business – grew by 42%**
- With penetration in Thailand over 40% - AIS subscriber growth has slowed to 12%
- In the Philippines – micro prepaid continues to stimulate penetration growth – and Globe grew its customer base by 42%
- Rapid growth in the Indonesian market – and market share gains – helped Telkomsel grow its customer base by 66%
- With 18m subscribers – Telkomsel has the largest customer base of all our associates.
- From 6.5m customers a year ago - Bharti is catching up rapidly – and its customer base is now 11m.
- Bharti now has nationwide coverage and is the market leader in the total Indian wireless market.

Aggregate mobile customer base: 65m

➢ India, Indonesia and the Philippines – among top ten growth markets[1]

Q4 regional mobile earnings[2] ↑ 16%

Forecast subscriber growth Dec 2004-2009 237m

S$m	3 months to Mar 05	% change[2] (S$)	% change[2] (local curr)
Telkomsel	141	8%	23%
AIS	71	10%	12%
Bharti	51	62%	62%
Globe	37	13%	15%
Total	**300**	**16%**	**24%**


2004 total – 146m
2009 total – 383m
Subs in each mkt – 2004 & 2009
4m
23m
42m
57m
101m
156m
Singapore
Australia
Thailand
Philippines
Indonesia
India

[1] Source: Merrill Lynch – as at Dec 04

[2] Excluding exceptional items – compared to 3 months to Mar 04

Source : Goldman Sachs


SingTel

- **The combined base of SingTel, Optus and the Regional Mobile associates is 65m**
- We added 3 million customers in the March quarter.
- India, Indonesia and the Philippines – are among the world's fastest growing mobile markets.*

[PAUSE]

- **Fourth quarter regional mobile earnings increased by 16% - despite depreciation of the associates' currencies – against the Singapore dollar.**
- Telkomsel increased by 8% - or 23% in local currency terms
- Compared to the third quarter – Telkomsel earnings declined by 8% - reflecting a 3% currency decline and higher depreciation.
- AIS increased by 10%
- Bharti's contribution grew by 62% - reflecting rapid growth across all its divisions.
- Contributions from Globe were up 13%.

[PAUSE]

- We see excellent potential for long term growth
- In our markets – analysts expect over 230 million new customers over the next five years – driven mainly by India and Indonesia.

---

*Source – Merrill Lynch –
Dec 04 vs Dec 03 – subscriber growth
No, 1 Pakistan +300%
No.2 Nigeria +160%
No. 3 Russia +106%
No. 6 India +70%
No. 7 Indonesia +58%

Cash flow, balance sheet & summary




SingTel

- Group cashflow continues to be strong

Strong growth in ROIC

➢ combination of earnings growth and active capital management

FY05 ROIC[1] – 16.2%



10.5%
13.4%
14.9%
16.2%
FY02
FY03
FY04
FY05

1. Pre-goodwill EBIT divided by net debt, shareholders' fund and minority interests

FY05 capital management initiatives

Acquisition of UeComm & Reef Globe holding increase	S$523m
Disposal of non-core assets ➢ S'pore properties & Intelsat	S$415m
Received from Globe buyback	S$117m
Ordinary dividend proposed ➢ payout ratio 43%	8.0¢
Special dividend proposed ➢ S$832m gross	5.0¢

- **We have improved our return on invested capital - to 16%**
- This reflects strong earnings growth – as well as careful capital management.

[PAUSE]

- In the past year - we invested over S$500m – acquiring UeComm and Reef Networks in Australia – and increasing our Globe shareholding to 45%.
- We also divested non-core assets – including our stake in IntelSat – and over S$300m of properties in Singapore.
- *This will result in higher rental payments next year.*
- We also received over S$100m from Globe's share buyback – in the fourth quarter.

[PAUSE]

- The ordinary dividend – represents 43% of NPAT before exceptional items - in line with our dividend policy
-) special dividend pays out the proceeds of asset disposals – and the Globe buyback – plus additional surplus cash.
- **This balances our desire for a more efficient capital structure – while retaining flexibility for future acquisitions**
- While we continue to review acquisition opportunities – there may be short term inefficiencies in our capital structure.

Note: How much M&A before we hit bond ratios?

(S$ bn)			
Net debt at Mar 05	6.6	6.6	6.6
Special div	0.6	0.6	0.6
M&A spend allowance	**2.3**	**3.8**	**5.4**
Net debt - adjusted	9.5	11.0	12.6
EBITDA FY05	6.3	6.3	6.3
Ratio net debt: EBITDA	1.5	1.75	2.0

Invesmt	S$m
Uecomm/Reef	322
Globe to 45%	200
Total	**523**

Disposals	S$m
PPE (incl AREIT)	318
Intelsat	96
Subtotal	415
Globe buyback	117
Others	76

Group FY05: free cash flow S$3.1bn[1]

Group free cashflow ex non-recurring dividends[2] ↑ 5%



Group free cashflow[1] S$m
3,295
381[2]
299
1,369
3,062
355
1,536
Associate dividends
Optus
SingTel
FY04
FY05

[1] Operating cash less cash capex

[2] S$200m SingPost special dividend and S$181m Belgacom dividend

[3] Including monetisation of assets and forex movements

Net debt down in FY05 ↓ S$0.5bn

S$m	FY05	FY04
Group free cash flow[1]	3,062	3,295
Interest	(432)	(467)
Ordinary dividends	(915)	(765)
Subtotal	1,715	2,063
Disposals		
- Belgacom/ SingPost/ SYP	2,106	1,183
- Globe buyback/ Intelsat/ properties	532	129
Investments		
- Uecomm/ Reef / Globe	(523)	(346)
- Short term investment	(474)	(322)
Capital Reduction	(3,010)	-
Others[3]	132	(253)
Net debt decrease	**478**	**2,454**

- **Group free cash flow was S$3.1bn** – reflecting strong operating cash flow – offset by higher capital expenditure.
- Excluding Belgacom dividends - and last year's special dividend from Singapore Post – underlying free cashflow increased by 5%.

[PAUSE]

- Net debt decreased slightly over the year – to S$6.6bn
- In addition to the capital management initiatives I described earlier – during the year we received S$2.1bn from the Belgacom sale – and completed a S$3bn capital reduction.


SingTel retains significant flexibility for further investments
Net debt
S$6.6bn
Financial flexibility
FY04 dividend & capital reduction
Globe investment
Belgacom proceeds
Property proceeds & Globe buyback
Net Debt (S$bn)
8.1
8.5
7.1
4.3
7.7
7.6
6.6
Sep 03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Net gearing
26%
Net debt:EBITDA
1.1x
EBITDA:net interest expense
15x
Average maturity of borrowings
6 years
SingTel

- **SingTel retains significant flexibility – for further investments**
- Net debt was S$6.6bn at March 2005.
- Net debt to total capitalisation was 26%
- Net debt is 1.1 times EBITDA – while EBITDA interest cover is 15 times.
- **This is comfortably within the leverage commitments - made during our 2001 bond offering.**
- We also have strong credit ratings – from all agencies – and the maturity of our borrowings – is six years.

Note (Q&A)
Average maturity of debt is 6.0 years @ end Mar 05
Telcos with higher S&P ratings: NTT/ NTT DoCoMo (AA-), and Belgacom (AA-)
Telcos with same S&P ratings: Telstra and Verizon (all A+)

2001 bond commitments:
net debt : EBITDA 1.5 – 2.0x
EBITDA : net interest 8-10x

Agency	SingTel	Optus
Moody's	A1/stable	A2/stable
[illegible]	[illegible]	A+/stable

Outlook


SingTel

FY06: Outlook & assumptions

Singapore business	3 to 5% GDP growth in 2005
Optus	2.7% consensus GDP growth for Australia in 2005
Regional mobile	Continued growth in mobile penetration
Foreign exchange risk	Assume no significant change from current levels


SingTel

- **As in previous years – we want to set targets – for investors to measure our performance.**
- **To do this – we have made a range of assumptions.**
- In Singapore – the Government is forecasting 3 to 5% GDP growth for 2005.
- In Australia – the economic outlook is robust – with consensus forecasts around 3%
- For regional mobile – we expect penetration growth to continue
- **Our guidance assumes no deterioration in these conditions.**


SingTel: cash flow engine
➢ FY06 target: free cash flow1 similar to S$1.5bn generated in FY05
Strategies
FY06 Targets
Defend home market
FY06 revenue to be approximately the same as FY05
Retain strong cost disciplines
Maintain margin for SingTel ex NCS above 50%
Growth in IT services to dilute overall operational EBITDA margins to mid to high 40% levels
Focus on cash flow
Capex:revenue low double digits
1 Operating cash less cash capex

- **Our Singapore business will continue to be strongly cash generative.**
- **SingTel is targeting free cash flow and revenues in line with the year ended March 2005.**
- We aim to maintain telecoms margins above 50% - although the growth in IT services revenue is expected to dilute overall margins for Singapore – to mid to high 40% levels.
- We will monitor the economic outlook - and adjust capex accordingly – with a capex to revenue ratio – at low double digit levels.


Optus: challenger focused on returns
➢ FY06 revenue growth to moderate but Optus targets to exceed overall market growth
Strategies
FY06 Targets
Invest in new mobile and fixed line broadband networks
EBITDA margin may decline compared to FY05 while remaining above 30%
Continue investing in growth
Control capex within A$1.1bn budget
Generate cash flow surplus
Free cash flow[1] to exceed A$1bn
[1] Operating cash less cash capex
SingTel



- In the past three years – Optus has executed a dramatic turnaround.
- It is now entering a new phase of investment – to outperform the market – in the medium term.
- While revenue growth is expected to moderate – **Optus targets to exceed overall market growth**– consistent with medium term goals

[PAUSE]

- To take advantage of structural changes in the Australian telecoms market – Optus is investing in new mobile and fixed line broadband networks
- Costs related to these and other projects – together with price pressures and other market trends – may impact EBITDA margins
- These may decline – while remaining above 30%

[PAUSE]

- Rollout of new networks will drive capex higher – to A$1.1bn
- But this will offset by higher operating cash – so that free cash flow remains above A$1bn.

SingTel: blue chip growth stock

➢ Group target: double digit underlying earnings growth in FY06[1]



Strategies
FY06 Targets
Benefit from international investments
Double digit growth in regional mobile earnings contribution
Maintain strong investment grade credit ratings
Maximum leverage: net debt: EBITDA of 2.0x
Guidance updates
Normally at half year and full year

[1] Excluding goodwill, exceptionals, Belgacom's net contribution and FX on interco loan, including impact of higher shareholdings in existing associates and acquisitions



SingTel

- **SingTel is a blue chip growth investment.**
- **We have a medium term target – of double digit earnings growth.**
- **We expect to meet this target for the current year – including the impact of higher shareholdings in associates – and new acquisitions**
- Our international businesses will be a key driver – and we expect double digit earnings growth from regional mobile
- We will maintain commitments made to debt investors – including limiting our net debt – to twice EBITDA
- **We would normally expect to update our guidance again – at the half year stage.**

SingTel – "Best Managed Company[1]"

➢ strong FY05 results and higher dividend



SingTel	Robust free cash flow[2]	S$1.5bn
'yes' OPTUS	Operational EBITDA growth[3]	16%
Regional mobile	Earnings contribution up[4]	28%

Blue chip growth stock

Double digit EPS growth[5]	26%
Strong free cash flow[2] growth	S$3.1bn
Combined dividend	13.0¢

1. FinanceAsia's 2005 Best Managed Companies poll
2. Operating cash less capex
3. Excluding C1 launch revenues
4. Excluding exceptionals
5. Excluding goodwill, exceptionals, Belgacom's net contribution and FX on interco loan



- **Let me conclude.**
- **We have reported strong results – for the year.**
- **We have delivered on the commitments we made to shareholders twelve months ago**
- **Dividends are up.**
- In Singapore - we continue to generate robust cash flows.
- Optus has delivered double digit EBITDA growth.
- Regional mobile continues to grow rapidly.

[PAUSE]

- **Our international businesses - are driving double digit earnings.**
- **Cash flow is strong – and we are making generous distributions to shareholders.**
- **We are uniquely positioned in our region – as a blue chip telecoms growth stock.**
- We are delighted – that this has been recognised by a wide range of awards

Note: YTD Corporate Governance
- FinanceAsia Asia's Best Company Poll Mar 2005 – Best managed telecom company in Asia and Best managed company, Best corporate governance, Best IR, Best CFO, Best IR representative & third in Best commitment to strong dividends by a Singaporean Company.
- AsiaMoney Corporate Governance Poll Dec 2004 - Top in Singapore for corporate governance
- IR Magazine Asia Awards Nov 2004 - Grand Prix for Best Overall Investor Relations, Best IR use of the Internet, Best Corporate Governance, Best Board Communications, Best Communications of Shareholder Value, Best IR by a Singaporean Company
- BusinessWeek 17 May 2004 - ISS survey of 1,785 non-US companies in Europe and Aisa - SingTel scored 98.6% (i.e. better than 98.6% of 1,785 companies - and highest ranked in Asia).
- Institutional Investor July 2004
  - Best IR (buy side votes) of any Asian Telco
  - Best IR (sell side and buy side votes) of any Singapore company
  - Best CEO (sell side votes) of any Singapore company

Financial results presentation

FY05: year ended 31st March 2005
Q4 FY05: quarter ended 31st March 2005

5th May 2005

Company registration number : 199201624D


SingTel

[LIVE PRESENTION ONLY]

We will now be happy to take your questions.

SEC File No: 82-3622



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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2005 19:36:24
Announcement No.	00105

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Monthly report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in connection with its quotation arrangements.
Attachments:	App3BTop20-290405.pdf Total size = **318K** (2048K size limit recommended)

Close Window

Lee Bee Chin

From:	ASX.Online@asx.com.au
Sent:	05 May, 2005 6:30 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



228204.pdf

ASX confirms the release to the market of Doc ID: 228204 as follows:
Release Time: 05-May-2005 08:29:54
ASX Code: SGT
File Name: 228204.pdf
Your Announcement Title: Top 20 holders of CUFS as at 29 April 2005

Lee Bee Chin

From:	ASX.Online@asx.com.au
Sent:	05 May, 2005 6:30 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



228203.pdf

```
ASX confirms the release to the market of Doc ID: 228203 as follows:
Release Time: 05-May-2005  08:29:53
ASX Code: SGT
File Name: 228203.pdf
Your Announcement Title: Appendix 3B
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 March 2005 575,751,338 Net transfers* 157,298,770 At 29 April 2005 733,050,108 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
733,050,108 (as at 29 April 2005)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
15,910,141,758 (as at 29 April 2005)	Unquoted ordinary shares (including 10,413,676,799 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
130,550,962 (as at 29 April 2005)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 4 May 2005

Print name: Chan Su Shan (Ms)
Company Secretary

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of CUFS HELD IN SGT (1:1)

FPO - CUFS HELD IN SGT (1:1)

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	128,755,293	17.56
2	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	86,717,346	11.83
3	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	79,034,068	10.78
4	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C> GPO BOX 5430 SYDNEY NSW	47,019,032	6.41
5	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	27,248,040	3.72
6	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC	22,037,753	3.01
7	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	18,358,088	2.50
8	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	17,574,423	2.40
9	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	17,258,926	2.35
10	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	17,172,396	2.34
11	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	15,384,513	2.10
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C> GPO BOX 764G MELBOURNE VIC	14,468,947	1.97
13	IAG NOMINEES PTY LIMITED LEVEL 8 388 GEORGE STREET SYDNEY NSW	13,217,947	1.80
14	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	12,727,313	1.74
15	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	12,244,379	1.67
16	CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C> GPO BOX 764G MELBOURNE VIC	12,075,410	1.65
17	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD	10,212,600	1.39
18	EQUIPART NOMINEES PTY LTD LEVEL 41 120 COLLINS STREET MELBOURNE VIC	7,876,638	1.07
19	PSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	7,301,980	1.00
20	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	7,296,932	1.00
Total		573,982,024	78.29


SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2005 08:11:02
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media Release - OptusNet broadband surpasses 350,000 subscribers with record quarter result
Description	
Attachments:	OptusNet.pdf Total size = **113K** (2048K size limit recommended)

Close Window



Media Release

4 May 2005

OptusNet broadband surpasses 350,000 subscribers with record quarter result

Optus today announced it has surged past 350,000 broadband subscribers, adding a record 63,000 subscribers in the last quarter and 206,000 subscribers for the year.

After four consecutive quarters of incremental growth, Optus' net subscribers increased by 270 per cent in the last quarter compared to the same quarter in 2004.

"This has been the most outstanding quarter of growth for OptusNet broadband and its success stems from the increasing strength of the company's bundling strategy which now sees more than 95 per cent of OptusNet DSL customers taking up multiple Optus products," Allen Lew, Managing Director, Optus Consumer said.

Optus triggered a turning point in the broadband industry when it entered the DSL market in early 2004. The competitive price points introduced then have seen Optus' broadband subscriber numbers more than double in the last twelve months.

"With such impressive year on year growth, Optus will continue to capture market share from competitors through simple yet differentiated plans that provide clear savings and value to customers. Our strategy is clearly working and we expect this momentum to continue through 2005," Mr Lew said.

"With the trend across our industry for consumer fixed line voice revenue to be flat to declining, broadband revenue is key to the future of integrated telcos like Optus," he said.

Optus has launched an aggressive broadband advertising campaign this week.

The company will announce its fourth quarter results as at March 31, 2005 this Thursday.

For more information:
Sheila Dhillon/Sarah Turner
Optus Corporate Affairs
Phone: +61 2 9342 9021/9342 8432

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Wednesday, May 04, 2005 8:15 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



227909.pdf

ASX confirms the release to the market of Doc ID: 227909 as follows:
Release Time: 04-May-2005 10:15:23
ASX Code: SGT
File Name: 227909.pdf
Your Announcement Title: Media Release - OptusNet broadband surpasses 350,000 subscri

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2005 17:14:41
Announcement No.	00061

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - SingTel's regional mobile subscriber base increases to almost 65 million
Description	
Attachments:	 NR3May05.pdf Total size = **97K** (2048K size limit recommended)

Close Window

Jennifer Lim Lay Khim

From: ASX.Online@asx.com.au
Sent: Tuesday, May 03, 2005 5:20 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



227820.pdf (131 KB)

ASX confirms the release to the market of Doc ID: 227820 as follows: Release Time: 03-May-2005 19:19:29 ASX Code: SGT File Name: 227820.pdf Your Announcement Title: New Release - SingTel mobile subscriber base increases



News Release

SingTel's regional mobile subscriber base increases to almost 65 million

Year-on-year growth of 37 per cent

Singapore, 3 May 2005 – Singapore Telecommunications Limited (SingTel) today announced that its aggregate mobile subscriber base in the region has increased to almost 65 million as at 31 March 2005.

The combined mobile subscriber base of SingTel, SingTel Optus and the Group's four regional associates grew 37 per cent from about 47 million a year ago. On a proportionate basis, SingTel's subscriber base in the six markets – Australia, India, Indonesia, the Philippines, Singapore and Thailand – increased 34 per cent from a year ago to about 26 million.

SingTel's four Asian mobile associates – Advanced Info Service, Bharti, Globe and Telkomsel – all posted strong subscriber growth year-on-year, ranging from 12 to 69 per cent. Their combined subscriber base grew 42 per cent to 57 million.

For the year, SingTel Optus increased its mobile customer base to 5.9 million. In this quarter, the prepaid churn rate has been affected by the introduction of a 60-day recharge expiry period. This has resulted in a one-time reduction of 369,000 prepaid customers.

In Singapore, SingTel increased its subscriber base to almost 1.6 million in a highly saturated mobile market with over 90 per cent penetration. During the quarter, SingTel signed up more than 20,000 additional customers.

More details of the market and financial performance of the six mobile operations will be available when SingTel announces its results for the quarter ended 31 March 2005 on 5 May 2005.

At a glance

	Aggregate Subscriber Base (million)			**SingTel's Proportionate Subscriber Base (million)**		
	Mar 05	**Dec 04**	**Mar 04**	**Mar 05**	**Dec 04**	**Mar 04**
Optus	5.92	6.20	5.55	5.92	6.20	5.55
SingTel	1.57	1.54	1.52	1.57	1.54	1.52
SingTel's regional associates	57.32	53.82	40.25	18.44	17.35	12.25
Total	**64.81**	**61.56**	**47.32**	**25.93**	**25.09**	**19.32**



About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is also a strategic investor in four of the region's most successful mobile operations. It has a 21.5 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, the Group has a 28.5 per cent effective interest in Bharti Tele-Ventures, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.6 per cent stake in the company. SingTel has a 35.0 per cent stake in Indonesia's largest mobile operator, Telkomsel.

The SingTel Group had a turnover of S$12.0 billion (US$7.17.billion) and net profit after tax of S$4.49 billion (US$2.68 billion) for the year ended 31 March 2004. For the year, AIS, Bharti, Globe and Telkomsel contributed S$927 million in pre-tax earnings (excluding exceptional items) to the Group. The four associates also contributed S$223 million in dividends for the year. More information can be found @ www.singtel.com.

SEC File No: 82-3622


Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2005 08:06:16
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Release - Optus steadily winning large business contracts
Description	

Attachments:


NR030505.pdf
Total size = **31K**
(2048K size limit recommended)


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Media Release
2 May 2005

Optus steadily winning large business contracts

Optus announced today it had increased its portfolio of corporate and government clients over the 2004/05 financial year.

The deals Optus executed strengthened its position as one of Australia's leading telecommunications providers to the corporate and government sectors and a major challenger to the incumbent.

New contract wins and major resigns for Optus Business over the last 12 months have included: IBM, the Health Insurance Commission, Hills Industries, Queensland Department of Transport, St George Bank, Suncorp-Metway, Affinity Health, Fosters, Air Services Australia, WA Government, NSW Health, BP, Toll Holdings, PMP, Medibank, CSC, Mayne, Nestle and components of Tranche 1 and 2 of the Victorian Government's TPAMS project.

John Simon, Acting Managing Director of Optus Business, said the number of organisations using Optus services was significant.

"These wins demonstrate our innovative approach to providing converged solutions and greater network performance to our customers – we are not just competing on price," Mr Simon said.

"Also, approximately 50 percent of our new business wins are managed services offerings - highlighting that we are getting significant traction in the services market."

Mr Simon said trends in Optus Business continued to be negative revenue growth in voice telephony offset by growth in data and IP and managed and professional service. This was seen in Optus' Q3 results announcement and was consistent with industry trends.

"Our customers have a range of business interests: they want access to quality networks and expect high levels of customer service. That is why we conducted a customer satisfaction survey throughout the year to assess our ability to deliver these – the survey indicated we are achieving both of these at a very high level," he said.

"We are also expecting the customer experience to enhance following our organizational realignment which kicks off in May. Optus Business will be expanding to include business mobile sales and marketing capabilities giving us greater opportunities to develop and deliver a truly integrated fixed and mobile proposition to our business customers."

Note to Editor:

- Optus fourth quarter results are for January to March 2005.
- The SingTel Group's full year financial results will be announced on Thursday, 5 May 2005.

Media contact:
Luisa Ford, Optus Corporate Affairs - Tel: (02) 9342 5045



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2005

TIME: 11:04:16

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Steadily winning large business contracts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**